UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
_____________________

Commission File Number: 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of
Banco Santander (Brasil) S.A. (Registration Statement No. 333-191414).

BANCO SANTANDER (BRASIL) S.A
Publicly-Held Company with Authorized Capital
CNPJ/MF: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Filing of Form 20-F

Banco Santander (Brasil) S.A. (“Santander Brasil”) announces that its Annual Report on Form 20-F (the “20-F”), reporting its financial and operational data for 2014, was filed with the U.S. Securities and Exchange Commission, or the SEC, and with the Brazilian Securities and Exchange Commission, the Comissão de Valores Mobiliários, or CVM, on April 30, 2015.

The 20-F contains detailed information about Santander Brasil, including certifications under the U.S. Sarbanes-Oxley Act, which attest to the effectiveness of Santander Brasil’s internal controls and procedures. Santander Brasil’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2014.

São Paulo, April 30, 2015.

Banco Santander (Brasil) S.A.
Angel Santodomingo Martell
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

Banco Santander (Brasil) S.A.

By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:	/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice - President Executive Officer